PRESS RELEASE

                  Norampac Inc.                         Telephone: (514) 282-2635

                  752 Sherbrooke Street West         Facsimile: (514) 282-2650

                                        Montreal, Quebec H3A 1G1

                    CANADA

Norampac Inc. Sells its Mexican Plant

Montreal, Québec, February 13, 2004 - Norampac Inc. announces the sale of its corrugated product plant in Monterrey, Mexico, known under the name of Norampac Monterrey Division S.A. de C.V.

The plant, which started up in 2001, was sold to its current management team.

In 2003, the plant's total net sales represented only 0.5% of Norampac's total net sales of corrugated products.

Norampac owns eight containerboard mills and twenty-four corrugated products plants in the United States, Canada and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSE) and Cascades Inc. (symbol: CAS-TSE).

Information: Source:

Anne-Marie Gagné                                                                                       Marc-André Dépin

Communications Manager                                                                          President and Chief Executive Officer

Norampac Inc.                                                                                            Norampac Inc.
(514) 284-9873

anne-marie_gagne@norampac.com                                                           marc_andre_depin@norampac.com